January 13, 2005

Mail Stop 0409

Clark A. Marcus
Eye Care International, Inc.
1511 North Westshore Boulevard, Suite 925
Tampa, Florida  33607

Re:	Eye Care International, Inc.
	Registration Statement on Form SB-2 Filed December 15, 2004 Registration No. 333-121308

Dear Mr. Marcus:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

Cover Page

2. Instead of using the generic term "Company," please revise here and throughout the prospectus to refer to Eye Care International, or a shortened version of your name. In this connection, please delete the second paragraph, as your use of a personal pronoun or shortened version of your name will be clear from the context.

3. Please delete cross-references from the cover page other than the cross reference to the risk factor section and please revise to limit their use in the summary.

4. Please revise to delete the reference to the par value of the shares in the heading.

Prospectus Summary, page 1

	Our Company, page 1

5. Please describe the term "managing general agency."

6. Please include the risk factors immediately after the prospectus summary. Refer to Item 503(c)(2) of Regulation S-B.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 3

7. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. You may find an
"overview" section an appropriate place for this information. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

8. We note your statement that in June 2004 you acquired 100% of the stock of LBI. Please revise this section to provide information on the nature of your acquisition(s), including the nature of your operations prior to and after the acquisition(s), the total purchase price, the nature of the business or assets acquired, method of payment including the terms of contingent payments, and the effect of the acquisitions on results of operations.

Results of Operations, page 4

9. Please provide a supplemental analysis of how the loans made to Messrs. Marcus and Koenig and the recent forgiveness of those loans comply with Section 13(k) of the 1934 Act.

10. Please provide an update on the status of the 135,000 shares issued to Fordham Financial.

Liquidity and Capital Resources, page 5

11. Tell us how you considered the requirements of Item 303 of Regulation S-B to discuss short and long term liquidity requirements and the Company`s plan to meet those requirements when preparing your liquidity discussion.

12. Please revise to reconcile the disclosure on page 5 that approximately 700,000 shares were issued for the acquisition of the technology and patent rights related to PhotoScreener with the disclosure on page 6 that the technology and patent rights were acquired from the Feakins Howson Partnership for 187,500 shares of Class A common stock and the future issuance of 1,562,500 additional shares one year after the closing date.

Fiscal Year 2003 Compared to Fiscal Year 2002, page 6

13. Please clarify your statement that revenue received on vitamin sales should begin to generate revenue once the vitamin company receives adequate funding. We note the following sentence that the vitamin company has ceased operations.

14. Please provide additional detail on the "settlement of claims" that impacted your 2003 Other Income.

Liquidity and Capital Resources, page 8

15. We note you have separate discussions of liquidity and capital resources for 2003 and 2004. If you continue to separate these discussions, please revise the 2003 discussion so that it does not include a discussion of 2004 items.

16. Please revise to discuss liquidity and, in particular, the sufficiency of your liquidity and capital resources, on both a long-term and short-term basis. We consider long-term to be in excess of
12 months.

Contractual Obligations, page 9

17. We note your disclosure that you have no material contractual obligations requiring payments over the next five years. However, in footnote 6 of your financial statements on page F-16, you disclose that all of your notes and loans payable are classified as current maturities. Explain to us how you determined that your current maturities do not meet the definition of contractual obligations that are due within the next five years.

Risk Factors, page 9

18. Please include a risk factor discussing control issues raised by the share ownership of your officers and directors.

	Dependence on Key Personnel, page 10

19. Please disclose the risks that your poor financial position may have on your ability to retain key personnel.

Competition, page 11

20. Please limit your disclosure to the risks created by competition.
The more detailed disclosure regarding your competition, including some mitigating language, is already disclosed elsewhere in the prospectus.

Shares Eligible for Sale, page 12

21. Please supplementally provide us a copy of the contractual agreement whereby selling shareholders have agreed to only sell within the restrictions imposed by Rule 144.

Options And Warrants With Nominal Exercise Prices; Potential
Dilution; And Adverse Effect On Future Financings, page 12

22. Please disclose the number of shares underlying warrants that have nominal strike prices and the number that have a strike price under the current market price.

23. Please include disclosure regarding the conversion rights of the
Series A and Series C preferred stock.

24. Please include disclosure regarding other recent dilutive actions, including the issuance of stock and/or warrants with nominal strike prices for consulting, legal and other services and the
discounted conversion provisions of your short-term debt.   Please
disclose whether you intend to continue to issue stock for these purposes in the future.

Description of Business, page 13

25. We note that throughout the prospectus you make qualitative assertions or similar statements. For example, see:
* p. 14 "we are also the nation`s largest optometric discount vision network"
* p. 15 "since 1990, the retail market has seen consistent annual growth rates of 2% to 4%"
* p. 15 "approximately 50% of the United States population...is known to need corrective eyewear"
* p. 15 "legislation [requiring children to have an eye exam] is pending in several states"
* p. 15 "approximately 50% of all children in elementary school living at or below the poverty line have been shown to require corrective eyewear"
* p. 15 "approximately 50% of the working population require corrective eyewear"
* p. 15 "25% of first-time optometric visits reportedly are prompted by complaints of CVS"
Please provide supplemental support for these and similar statements.

26. Throughout this section you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Please supplementally disclose whether the publication is generally available to the public. If you commissioned the data or if it is not generally available to the public, please file a consent from the provider for the use of its name and the information attributed to it.

27. Please briefly describe the terms "coded" and "non-coded" procedures.

Executive Compensation, page 23

28. Please update the information in this section and throughout the prospectus for fiscal 2004.

29. Please provide three years of annual compensation data as required by Item 402 of Regulation S-B.

Employment Agreements, page 24

30. Please provide disclosure regarding the impact of Mr. Koenig`s retirement on his employment agreement, including payments made upon retirement, future payments and non-competition provisions.

31. Please provide disclosure regarding Mr. Carson`s employment agreement.

Selling Security Holders, page 26

32. Please revise to include the information from Appendix A in this part of the prospectus. Please note that incorporation of information into the prospectus by reference is not permitted in Form
SB-2.

33. We note that some of the selling security holders listed in Appendix A are not natural persons. Please identify the natural persons with voting or investment control of these entities. Please supplementally confirm that these entities are neither broker-dealers nor affiliates thereof.

34. We note the last entry on the table is "convertible debt."
Please revise to disclose the selling shareholder of the shares underlying such debt.

Plan of Distribution, page 26

35. Please provide the disclosures regarding expenses required by
Item 511 of Regulation S-B.

Trading Market and Related Shareholder Matters, page 30

36. Please include a 2004 compensation plan table as required by Item
201(d) of Regulation S-B.

Financial Statements for the Nine Months Ended September 30, 2004

Balance Sheets, page F-2

37. Supplementally advise us and provide clarifying disclosure if applicable, to explain what gave rise to the goodwill recorded at September 30, 2004. How have you complied with the requirements of
Rule 310(c) of Regulation S-B and SFAS 141 for significant business acquisitions?

Statements of Operations, page F-3

38. Tell us your basis in GAAP for classifying consulting expenses for the expansion of your business below loss from operations. Advise us how you determined charges that relate to the expansion of your ongoing operations are nonoperating or revise to reclassify these amounts as an operating expense accordingly.

Note D - Common and Preferred Stock and Warrants, page F-6

39. Please explain your basis in GAAP for valuing the warrants issued to the financial and business consultants using the intrinsic value method rather than an option-pricing model. In addition, given your limited trading volume, explain how you determined the value of the equity instruments issued were more readily determinable than the value of the services received. Lastly, tell us the period in which the services will be performed to clarify why the issuance resulted in a one-time charge. Reference is made to SFAS 123, EITF 96-18 and
EITF 00-18.

Financial Statements for the Year Ended December 31, 2003

Report of Independent Accountants, page F-8

40. Explain how the guidance in AU 508 was followed when determining the auditors` responsibility for issuing an opinion on the restatement adjustments to your 2002 balances that resulted from the stock split.

41. Advise us why a going concern modification was not included in your audit report. We note from the disclosure in your Risk Factors on page 10, there is uncertainty regarding your ability to continue as a going concern based on your increased losses and working capital deficit. To the extent any revisions are made to your audit report based on our previous comment, tell us what consideration was given to also include a going concern modification.

Statements of Operations, page F-10

42. We note that you recorded a gain for the forgiveness of deferred compensation from executive officers in the amount of $929,000. Tell us how you determined that it was appropriate to record the value of contributed services as a gain rather than contributed capital. Reference is made to footnote 1 in paragraph 20 of APB 26.

Statements of Stockholders` Deficit, page F-11

43. Tell us how you considered SAB Topic 4C when determining the appropriate accounting treatment for your reverse stock split. It does not appear that you have given retroactive effect for the stock split in your opening equity balances.

44. Explain how you determined the value for the common stock issuances recorded on your Statements of Stockholders` Deficit during the year and how the value relates to your market price on the date of issuance. Consider expanding your disclosure if appropriate.

Part II

Item 26

45. Please revise this section to include the disclosure required by
Item 26 of Form S-B and Item 701 of Regulation S-B for each sale of securities within the past three years that was not registered under the Securities Act, including the exemption relied upon and the facts relied upon to make the exemption available.

Exhibits

46. Please file copies of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-B.

*  *  *  *
      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.





	You may contact Robert Telewicz at (202) 824-5356 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445 or the undersigned at (202) 942-1766 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief



cc:	David J. Levenson, Esq. (via facsimile)

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Eye Care International, Inc.
Page 9